Direct Dial (214) 922-4156
Direct Fax (214) 922-4144
lhardenburg@hallettperrin.com
November 1, 2005

U.S. Securities and Exchange Commission	Copies sent via Federal Express
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attn:	Ms. Sara Kalin Mail Stop 4561

RE:	Viseon, Inc. Form S-3 (File No. 333-128756), filed September 30, 2005
Ladies and Gentlemen:
     On behalf of Viseon, Inc., a Delaware corporation (the “Company”), we have filed the Company’s Amendment No. 1 to Form S-3 on Form SB-2 (File No. 333-128756) in response to the Staff’s comment letter, dated October 17, 2005, which was addressed to the President and Chief Executive Officer of the Company.
     This letter responds to each of the comments set forth in your October 17th letter on behalf of the Company. For your convenience, the numbered paragraphs below correspond to those in the October 17th comment letter, and your comments have also been presented in bold face. We are also sending a copy of this letter to you via overnight delivery, together with two marked copies of the Amendment No. 1 to Form S-3 on Form SB-2 filed by the Company, which show all changes made since the previous filing.
Registration Statement on Form S-3
General
1.	Please explain why you believe you are eligible to register the shares being offered on Form S-3. In this regard, we note that General Information B.3 of Form S-3 requires that shares being offered for resale be part of a class of securities that are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association. We further note that Interp. H.54 of the July 1997 CF Manual of Publicity Available Telephone Interpretations indicates that the OTCBB is not an “automated quotation system” for purposes of Instruction B.3. Please advise or revise accordingly.

U.S. Securities and Exchange Commission
November 1, 2005

The Company has amended the registration statement to include the disclosures required by Form SB-2 in response to this comment.
Selling Shareholders, Page 12
2.	All material transactions between the company and the selling shareholders should be disclosed in this section, including the material terms of the transactions by which the selling shareholders received the shares being offered for resale. See Item 507 of Regulations S-K. While we note that you have provided certain information with respect to the shares underlying Series B Preferred Stock and Warrants, you should revise to provide more information regarding the date, nature and value of the transactions in which the selling shareholders received the shares being registered. For example, while the front cover page of your prospectus indicates that you are registering shares that may be issued as dividends on the preferred stock, the disclosure in your footnotes does not indicate the number of shares that are currently issuable under the preferred stock and warrants vs. the number of shares issuable as dividends. Additionally, your disclosure does not provide all material terms of the preferred stock, including the rate at which dividends will accrue. Finally, it does not appear that you have provided the material terms of the transactions other than the August 2005 private placement. For example, you should include a description of the transaction in which shares were issued to your creditor and descriptions of the transactions in which your other outstanding warrants were issued.

The Company has revised its disclosure in the Selling Shareholders portion of the registration statement in response to this comment.

3.	Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all selling shareholders who are non-reporting legal entities. See Interpretation I.60 of the July 1997 manual of publicity available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. In this regard, we note that disclosure indicating that a particular individual beneficially owns the shares being registered is not adequate. Rather, you should specifically indicate who exercises voting and dispositive power with respect to the shares being offered for resale.

The Company has revised the footnotes in the Selling Shareholders table to reflect the information provided by the selling shareholders in response to this comment.

4.	It does not appear that any selling shareholders are registered broker-dealers. Please confirm. Additionally, if any selling shareholders are affiliates of broker-dealers, please disclose, and tell us whether the selling shareholders received their

U.S. Securities and Exchange Commission
November 1, 2005

shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

The Company has identified the selling shareholders who have indicated that they are registered broker-dealers or an affiliate of a registered broker-dealer in the Selling Shareholder portion of the registration statement in response to this comment.
Legal Opinion
5.	We note that the legal opinion indicates that Viseon is a Delaware corporation, while the registration statement and description of the company indicates that Viseon is a Nevada corporation. Accordingly, please revise the legal opinion to reflect the correct state of incorporation or advise.

We have revised Exhibit 5.1 to the registration statement in response to this comment.
Exhibits
6.	Please ensure that you file with your next amendment or incorporate by reference all agreements between the company and the selling shareholders. For example, we note your reference to the issuance of shares in consideration for the final settlement of a disputed debt but you do not appear to have filed any of the agreements regarding such settlement.

The Company has filed agreements entered into with the selling shareholders as exhibits to the registration statement in response to this comment.
     Thank you for your continued cooperation regarding this matter. Please call me at (214) 922-4156 if you have any other questions or if I may be of any other assistance.
Sincerely,
/s/ Lance M. Hardenburg
Lance M. Hardenburg

cc:	John Harris, President and CEO, Viseon, Inc. (w/o encls) Brian Day, Chief Financial Officer, Viseon, Inc. (w/o encls)